Exhibit 99.1 LETTER FROM KPMG LLP

[LETTERHEAD]

United States Securities and Exchange
Commission
450 5th Street, NW
Washington DC
20549	Our ref db/ck
United States of America

The Board of Directors
Dr. Reddy’s Laboratories Ltd.
7-1-27, Ameerpet,
Hyderabad
Andhra Pradesh
500 016
India

3 May 2005

Dear Sirs

Dr. Reddy’s Laboratories Limited

We were previously auditors of the financial statements of Dr. Reddy’s Laboratories Limited prepared in accordance with generally accepted accounting principles in the United States of America and, under the date 28 May 2004 we reported on the consolidated financial statements of Dr. Reddy’s Laboratories Limited as of and for the years ended 31 March 2004 and 2003.

The Audit Committee of Dr. Reddy’s Laboratories Limited has approved the change of auditors to KPMG (Registered) for the financial statements for the year ending 31 March 2005. We have read the Company’s statements included under the heading “Changes in Registrant’s Certifying Accountants” in its Form 6-K, and we agree with such statements.

Yours faithfully

KPMG LLP